
12061085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 AND ENDING DECEMBER 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

HALLMARK INVESTMENTS, INC. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

6 EAST 39th STREET – Suite 500

NEW YORK,	NEW YORK	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN DASH (866) –542-5562

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STEVEN G. DASH, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HALLMARK INVESTMENTS INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



X ______________________
Signature

CEO
Title



X ______________________ Notary Public



MATTHEW RYAN HARROW
Notary Public - State of New York
NO. 01HA6234513
Qualified in Suffolk County
My Commission Expires 1-24-15

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Hallmark Investment Inc.
6 East 39th Street
New York, NY 10016

We have audited the accompanying statement of financial condition of **Hallmark Investment Inc.** as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Hallmark Investment Inc.** as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2012



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Board of Directors of
Hallmark Investment Inc.
6 East 39th Street
New York, NY 10016-0112

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Hallmark Investment Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Lerner & Sipkin, CPAs, LLP (NY)
February 9, 2012

HALLMARK INVESTMENT INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2011

HALLMARK INVESTMENT INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	729,816
Additions		-
Deductions		(54,186)
SIPC Net Operating Revenues	$	675,630

Determination of General Assessment:

SIPC Net Operating Revenues:	$	675,630
General Assessment @ .0025		1,689

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July, 2011		(1,212)
Assessment Balance Due	$	477

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2011.

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	675,630
SIPC Net Operating Revenues as computed above		675,630
Difference	$	-

HALLMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 8,161
Deposit held at broker	50,000
Commissions receivable	14,835
Fixed assets - net of accumulated depreciation of 9,778 (Note 2(e))	3,528
Other assets	30,536
Total assets	$ 107,060
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	65,048
Total liabilities	65,048
Commitments and Contingencies (Notes 2(e) and 7)	
Stockholders' equity (Note 8)	
Common stock, no par value, 200 shares authorized, issued and outstanding and additional paid-in capital	2,296,042
Retained earnings	(2,254,030)
Total stockholders' equity	42,012
Total liabilities and stockholders' equity	$ 107,060

The accompanying notes are an integral part of this statement.

HALLMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 - Nature of Business

Hallmark Investments, Inc. (The "Company") was incorporated in the state of New York on September 21, 2001. The Company is a wholly owned subsidiary of Hallmark Investments Holding Corporation ("The Parent"). The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on September 12, 2005.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonable, determinable, and deemed collectible.

b) Income Taxes

The Company accounts for income taxes under ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting Policies (continued)

d) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Fixed Assets***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line method.

f) ***Fair Value Measurements***

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2011:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$-0-	$-0-	$-0-	$-0-

g) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 9, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Related Party Transactions

Office Space
The Company leases office space on a month to month basis from Hallmark Securities, Inc. ("Hallmark Securities"), a company related through common ownership. Total rent expense amounted to $37,500 for the year ended December 31, 2011.

A formal lease does not exist between the Company and Hallmark Securities.

At December 31, 2011, the Company was owed $ -0- from the parent.

Note 4- Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2011:

Computer and furniture	$13,306
Less: Accumulated depreciation	(9,778)
	$ 3,528

Depreciation expense for the year ended December 31, 2011 was $1,662.

Note 5- Profit Sharing Plan

The Company is a sponsor of a 401(k) defined contribution profit sharing plan for its employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2011 was $-0-.

Note 6- Income Tax

At December 31, 2011, the Company had a net operating loss of approximately $ - for income tax purposes. This carryforward will expire in 2029-2032. A valuation allowance of $-0- has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 7- Commitments and Contingencies

Legal Proceedings
At December 31, 2011, various customers have instituted arbitration proceedings against the Company.

Note 7- Commitments and Contingencies (continued)

Roth vs. Hallmark Investments, Inc. and Steven Dash
The Roth law firm filed a suit against Hallmark Investments, Inc. and Steven Dash claiming that they are due $11,898. Hallmark Investments, Inc. believes that the suit is without merit and intends on vigorously defending these proceedings. Further, Hallmark Investments, Inc. believes that it will prevail and the Roth Law Firm will not be awarded any damages.

Parker vs. Hallmark Investments, Inc.
The claimant "Parker" has brought a punitive class action against the Company which is currently pending in the Commercial Division of the Supreme Court for the State of New York and County of New York. In the complaint, Parker alleges overtime violations for which the "class" seeks damages equal to their respective alleged unpaid overtime as well as pre- and post judgment interest, fees, and costs; alleged impermissible wage deductions and alleged failure to timely pay wages and commissions according to terms of employment. The Complaint does not seek damages in a specific amount and any outcome of any litigation is uncertain. The Company intends to vigorously defend itself in the matter.

From time to time, the Company is involved in other legal matters or arbitrations that arise in the normal course of business. Management is contesting all cases vigorously. Management feels that the outcome of any of the above referred open cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and/or indemnification provided to the Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in these matters. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near future.

Credit Risk Concentrations

Substantially all of the Company's securities balances are held by one brokerage firm. The Securities Investor Protection Corporation (SIPC) insures the brokerage account to the extent of $500,000 (including up to $100,000 for cash). Securities balances in excess of insurance coverage are secured by the good faith and credit of the brokerage firm.

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $7,948, which was $5,000 in excess of its required net capital of $2,948. The Company's net capital ratio was 818.42%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office, the regional office of the SEC and the office of the Financial Industry Regulatory Authority.